UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment #2)

MVC CAPITAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
553829102
(CUSIP Number)
Edward Levy
810 Seventh Avenue, 33rd Floor
New York, New York 10019
212-495-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553829102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF COMMON SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,514,160

	8	SHARED VOTING POWER
200,000

	9	SOLE DISPOSITIVE POWER
1,514,160

	10	SHARED DISPOSITIVE POWER
200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,714,460

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.67%(1)

14	TYPE OF REPORTING PERSON (see instructions)
IN

(1) Based on 17,725,118 shares of Common Stock reported to be outstanding in the Issuer’s Quarterly Report on Form 10-Q filed on June 9, 2020.  See Item 5(a) with respect to the shares of Common Stock beneficially held by Mr. Cooperman.

CUSIP No. 553829102	13D	Page 3 of 5 Pages

This Amendment No. 2 (“Amendment”) supplementally amends the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2018 (the “Schedule 13D”), as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on February 18, 2020, by Mr. Leon G. Cooperman (“Mr. Cooperman”). This Amendment is filed by Mr. Cooperman in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.
Item 1.  Security and Issuer.
This Amendment relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of MVC CAPITAL, INC. (the “Issuer”).  The address of the principal executive office of the Issuer is 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577.
Item 2.  Identity and Background.
(a) The name of the reporting person is Leon G. Cooperman.
(b) The address of Mr. Cooperman is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
(c) Mr. Cooperman is engaged in, among other activities, investing for his own account.  Mr. Cooperman is married to an individual named Toby Cooperman.  Mr. Cooperman has investment discretion over the Common Stock held by the Uncommon Knowledge and Achievement, Inc. (the “Uncommon”), a 501(c)(3) Delaware charitable foundation. Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”) is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Common Stock held by Toby Cooperman, Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, and the WRA Trust account.
(d) During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Cooperman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Such proceeding is described below.
In September 2016, the SEC filed a lawsuit against Mr. Cooperman and Omega Advisors, Inc., in the United States District Court for the Eastern District of Pennsylvania, captioned SEC v. Cooperman et al., 16-cv-5043.  The SEC’s complaint asserted a claim under Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) based on allegations that Mr. Cooperman traded in securities of a publicly traded company in July 2010 on the basis of material nonpublic information.  The complaint also asserted claims under Section 13(d) and Section 16(a) of the Exchange Act based on allegations that Mr. Cooperman did not timely report information about holdings and transactions in securities of publicly traded companies that he beneficially owned.  In May 2017, Mr. Cooperman consented to the entry of a final judgment, which the court entered later that month.  Among other things, the final judgment—in which Mr. Cooperman neither admitted nor denied wrongdoing—permanently enjoined Mr. Cooperman from violating Section 10(b), Section 13(d), and Section 16(a) of the Exchange Act; directed Mr. Cooperman to pay $4,947,139 in disgorgement, prejudgment interest, and civil penalties; and required Mr. Cooperman to retain an independent compliance consultant.
(f) Mr. Cooperman is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.
Mr. Cooperman acquired the Common Units through open market purchases. The source of funds for all purchases was working capital.
Item 4.  Purpose of Transaction.
Mr. Cooperman has acquired Issuer Common Stock for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Issuer Common Stock or disposal of some or all of the Issuer Common Stock currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.
Except as set forth below, Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

CUSIP No. 553829102	13D	Page 4 of 5 Pages

On August 9, 2020, Mr. Cooperman entered into an agreement (the “Voting Agreement”) with Barings BDC, Inc., a Maryland corporation (“Parent”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”) by and between the Issuer, Parent, Mustang Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”) and Barings LLC, a Delaware limited liability company, providing for, among other things, the merger of Acquisition Sub with and into the Issuer pursuant to the terms and conditions of the Merger Agreement (the “Merger”).
Pursuant to the Voting Agreement, Mr. Cooperman agreed, among other things, to vote certain of the Common Stock beneficially owned by Mr. Cooperman in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Voting Agreement. The Voting Agreement, subject to certain limitations, will terminate upon the earlier of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is validly terminated in accordance with its terms, (iii) the termination of the Voting Agreement by mutual written consent of the parties, (iv) a Company Adverse Recommendation Change (as defined in the Merger Agreement), and (v) 11:59 PM Eastern time on December 31, 2020.
The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2020.
Item 5. Interest in Securities of the Issuer.

(a) Mr. Cooperman may be deemed the beneficial owner of 1,714,460 shares of Common Stock, which constitutes approximately 9.67% of the total number of Common Stock outstanding.  This beneficial ownership includes: (i) 944,259 shares owned by Mr. Cooperman; (ii) 251,200 shares owned by Toby Cooperman; (iii) 101,501 shares owned Michael Cooperman; (iv) 200,000 shares owned by the WRA Trust; (v) 17,500 shares owned by the UTMA account for Asher Silvin Cooperman; and (vi) 200,000 shares owned by the Uncommon.
(b) Mr. Cooperman has voting power over all of the above Common Stock. This includes: (i) 944,259 shares owned by Mr. Cooperman; (ii) 251,200 shares owned by Toby Cooperman; (iii) 101,501 shares owned Michael Cooperman; (iv) 200,000 shares owned by the WRA Trust; (v) 17,500 shares owned by the UTMA account for Asher Silvin Cooperman; and (vi) 200,000 shares owned by the Uncommon.
(c) The information in Item 4 is incorporated by reference.  The following table details the transactions effected by Mr. Cooperman since the most recent filing of a Schedule 13D.

Date of Transaction	Type of Transaction	Number of Issuer Common Stock	Price per Issuer Common Stock	How the Transaction was Effected
June 2, 2020	Sale of Common Stock	3,100	$7.34	Sold on the NYSE
June 3, 2020	Sale of Common Stock	3,201	$7.02	Sold on the NYSE
June 5, 2020	Sale of Common Stock	4,950	$7.05	Sold on the NYSE
June 8, 2020	Sale of Common Stock	23,302	$7.14	Sold on the NYSE
June 9, 2020	Sale of Common Stock	4,988	$7.25	Sold on the NYSE
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On August 9, 2020, Mr. Cooperman and Parent entered into the Voting Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto. To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.
99.1 Voting Agreement by and between Leon Cooperman and Barings BDC, Inc., dated August 9, 2020.

CUSIP No. 553829102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Edward Levy
Name
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016
August 13, 2020
Date

Dated: August 13, 2020